<u>Asset Purchase Agreement</u>

This Asset Purchase Agreement (the "Agreement") is entered into on the 6th day of April, 2015, by and between FAULK PHARMACEUTICALS, INC., 917 Champney, P.O. Box 20056, St. Simons Island, GA 31522 ("Seller"), and PANTHER BIOTECHNOLOGY, INC., c/o RFR Tax Services, LLC, 2801 Lakeside Drive, Suite 207B, Bannockburn, IL 60015("Buyer").

WHEREAS, subject only to the limitations and contingencies contained in this Agreement, and on the terms and conditions set forth herein, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the assets of Seller.

NOW, THEREFORE, in consideration of the recitals, representations, warranties, and agreements contained herein, and intending to be legally bound, Buyer and Seller agree as follows:

1. **Sale of Assets**. At the Closing (as defined below), the Seller will grant, sell, convey, assign, transfer, furnish, and deliver to Buyer, subject to the terms and conditions of this Agreement, all rights, title, possession, and interest in and to the assets of Seller, free and clear of all liens, encumbrances, security interests, claims, pledges and restrictions of any kind whatsoever. The assets of Seller (the "Assets") include, without limitation, the following:

a. The 23 granted patents (4 US, 19 foreign) owned by Seller, related to treatment of cancer (all cancers), virus infections, and treatment of parasitic infections, listed on Schedule A attached hereto and made a part hereof (the "Patents"); Upon Closing, Buyer shall assume immediate responsibility for the costs associated with the transfer of ownership of transferred patents, and will begin paying the annual maintenance costs of the patents which remain in Seller's name until they are either transferred or allowed to lapse, at Buyer's sole discretion.

b. Cytotoxicity data on a large number of cell lines using TRF-DOX and performed at NCI;

c. Cytotoxicity data (quantitative & qualitative) on drug-resistant versus drug-sensitive cell lines (multiple) performed in Faulk labs;

d. Cytotoxicity data on drug-resistant and drug-sensitive cells in vitro and in vivo experiments performed by other labs for or at the direction of the Seller;

e. Records relating to the preparation of transferrin conjugates, particularly of preparation of transferrin-doxorubicin (TRF-DOX) conjugates of predetermined drug-protein ratios;

f. Records relating to the lyophilization procedures for TRF-DOX conjugates;

g. Research, data and results relating to the clinical study in which TRF-DOX conjugates were administered to a small number of human patients with acute leukemia, ovarian carcinoma or angiogenic sarcoma. All patients were given the same dose (5 mg per meter squared) under

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supervision of an Oncologist and the objective of this exercise was to learn the response of these patients; this was not designed as a proper Clinical Study. Results of this study were that no serious toxic consequences were observed and there was clinical, hematological and radiographical evidence of improvement in their clinical well-being;

h. Applicable documentation, research material, consults, methodology and results relating to the research and studies described above; and

i. Applicable technology, files, data, records, and other intellectual property owned or controlled by Seller, and all rights thereunder.

2. <u>Personnel and Information Made Available.</u> Seller shall make key personnel, including but not limited to Dr. W. Page Faulk, Founder, and Bill Halderson, President, available to Buyer at Buyer's reasonable request both during Buyer's Due Diligence and after Closing, to provide introductions, information, authorizations, and consents (collectively "Information") to Buyer so that Buyer can speak to the clinicians, scientists, and others (both inside and outside Seller) involved in the experiments and studies described in paragraph 1, above. During the 6 months post-closing, Seller shall provide up to 6 hours per month of Dr. Faulk's time as needed for facilitation of the transfer of knowledge, interpretation of data, and related consultations, and Buyer will compensate Dr. Faulk at a mutually agreed rate to be determined following Closing for any hours required beyond 6 hours in a given month, or for time required beyond the specified post-closing period as Buyer and Dr. Faulk shall mutually agree. The Information to be provided by Seller will include, but not be limited to, the following:

a. Oncology/Hematology consults for the clinical studies described in paragraph 1;

b. Contact at NCI with knowledge of TRF-DOX conjugate;

c. Information/contact regarding only WHO approved source of human transferrin for clinical studies;

d. Information/contact regarding planned/pending Clinical Study at Hammersmith Hospital in London of use of TRF-DOX in pancreatic carcinoma patients;

e. Information/contact with CROs for preparation of TRF-DOX conjugates for use in human studies; and

f. Information/contact with Seller's patent lawyers at Rothwell Figg in Washington, DC, with knowledge and experience of transferrin and TRF-DOX conjugates, as well as extended use in other applications (e.g., autoimmunity, organ transplantation and radiological diagnosis and treatment uses).

3. <u>Due Diligence.</u> Prior to the Closing Date, Buyer shall have the right to conduct due diligence regarding the Assets("Due Diligence"), and Seller shall provide such access and information to

Buyer as Buyer reasonably requests to facilitate Buyer's Due Diligence. This Agreement is contingent upon Buyer's completion of Due Diligence and satisfaction with the results thereof, in Buyer's sole discretion.

a. As part of Buyer's Due Diligence, Seller shall provide to Buyer, within ten (10) business days after execution of this Agreement, all documentation, records, and information in its possession relating to the Assets (the "Diligence Materials") and any additional information as may be reasonably requested by Buyer. The Diligence Materials shall include, but not be limited to, (i) the original copy of the patent issued by the U.S. Patent and Trademark Office or foreign patent office, as applicable, (ii) the record of invention, (iii) the prosecution history files for each patent, including whether any claims or proceedings have been made or filed against any patent and the details thereof, (iv) copies of correspondence with the applicable patent office regarding the each patent, (v) any pending patent applications, (vi) an opinion letter from Seller's patent counsel regarding the viability and enforceability of each patent, (vii) all information regarding government approvals or denials for the commercial exploitation and application of any of the Assets, (viii) all other information in the possession of Seller regarding or relating to the Assets, and   Buyer will assume responsibility for all patent associated costs and other mutually agreed costs related to the provision of Diligence Materials. All of the Diligence Materials provided by Seller to Buyer pursuant to this section of the Agreement shall be considered Proprietary Information, as defined in that certain Confidentiality Disclosure Agreement, dated April 2, 2014, between the parties hereto (the "Confidentiality Agreement"), and all of such Diligence Materials shall be governed by the non-disclosure obligations of Buyer under the Confidentiality Agreement and used by Buyer only to evaluate the transactions contemplated by this Agreement.

4. Timeline. Buyer shall have up to sixty (60) days from receipt of all the Diligence Materials to conduct its Due Diligence. Subject to Buyer's completion of Due Diligence and satisfaction with the results thereof, in Buyer's sole discretion, and to satisfaction of the other conditions of this Agreement, the Closing of the asset purchase contemplated hereunder shall occur no later than sixty-one (61) days after Buyer's receipt of all material Diligence Materials. Buyer acknowledges and agrees that time is of the essence in the completion of its Due Diligence and the Closing of the transactions contemplated herein and agrees to undertake and complete its Due Diligence as soon as reasonably practicable and to schedule with Seller a mutually acceptable Closing date. If Closing does not occur on or before June 15, 2015 or within sixty (60) days of Seller delivering all material Diligence Materials to Buyer, whichever is later, this Agreement shall be null and void and of no further force or effect.

5. Buyer Assumes No Obligations or Liabilities of Seller. Except as otherwise set forth in this Agreement, Buyer is not assuming and shall not assume, and shall have no liability for, any liabilities or obligations of Seller (including but not limited to lawsuits, disputes, equitable proceedings, claims against Seller, indemnity obligations of Seller, guarantees or warranties,) of any kind or nature whatsoever, whether relating to the Assets or otherwise.

6. Closing. At Closing, Seller shall deliver to Buyer the following:

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a. all of Seller's applicable files, data, research materials, and other documentation relating to the Assets;

b. duly executed copies of assignments and transfers to Buyer of each Patent, in form acceptable to Seller to evidence the change of ownership on the records of the applicable patent office.

c. such other duly executed agreements, deeds, certificates or other instruments of conveyance, transfer and assignment as shall be necessary, in the reasonable opinion of Buyer, to vest and transfer good and marketable title to the Assets in Buyer.

7. Purchase Price. As full consideration for the sale of Assets, subject to Closing, Buyer shall deliver to Seller at Closing the following:

a. 50,000 shares of common stock of Buyer (valued at $4.00 per share) prior to any forward stock splits. Such shares of common stock of Buyer shall not be registered or qualified under the Securities Act of 1933 or any State securities or "blue sky" law and each certificate representing the shares shall bear the following legend:

"The shares of stock represented by this certificate have not be registered under the Securities Act of 1933 (the "Act") or qualified under any State securities or "blue sky" laws and may not be sold, assigned, transferred, hypothecated or otherwise disposed of unless such shares have been registered under the Act and qualified under any applicable State securities or "blue sky" laws or an opinion of counsel satisfactory to the issuer has been delivered by the registered owner of the shares."

In addition to the foregoing restrictions on transfer of the shares, the shares delivered to Seller pursuant to this Agreement shall not be sold, assigned or transferred in the open market, except as follows:

i.   33% of the shares beginning 6 months after the Closing date;
ii   an additional 33% of the shares beginning 9 months after the Closing date;
iii.   the remaining 34% of the shares beginning 12 months after the Closing date;

and, subject in each instance to registration and/or qualification or an exemption therefrom, or compliance with Rule 144 promulgated under the Securities Act of 1933.

b. Notwithstanding the foregoing restrictions on the transfer of shares, if Buyer or any officer, director or shareholder of Buyer files a registration statement for the sale of shares, Seller or its designees or assigns shall be entitled to include any or all of its or their shares of common stock of Buyer in such registration statement and to sell its or their shares pursuant to the plan of distribution included therein. Buyer shall give Seller and/or its designees or assigns thirty (30) days prior written notice of the anticipated effective date of such registration statement in order

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to accord Seller and/or its designees or assigns the opportunity to participate in such registered offering.

c. For each calendar year continuing until the date that is ten (10) years after the expiration of the last of the Patents conveyed to Buyer hereunder, a royalty on Net Revenue received by Buyer in that year from the sales or licenses of any products commercialized by Buyer or Buyer's heirs, successors or assignees as a direct result of the Assets transferred hereunder or the technology or processes set forth therein, in the following amount:

    i. 5% of the first Ten Million Dollars ($10,000,000) in such Net Revenue;
    ii. 4% of the next Ten Million Dollars in such Net Revenue (i.e., from $10,000,001 to $20,000,000) ;
    iii. 3% of the next Ten Million Dollars in such Net Revenue (i.e., from $20,000,001 to $30,000,000) ;
    iv. 2% of the next Ten Million Dollars in such Net Revenue (i.e., from $30,000,001 to $40,000,000); and
    v. 1% of such Net Revenue in excess of Forty Million Dollars ($40,000,000).

d. For purposes of this paragraph, Net Revenue shall be defined as the gross amount invoiced by Buyer to third parties for the sale of products commercialized less the following:

    i.   trade or cash discounts given for prompt payment;
    ii.   trade promotional allowances;
    iii.   price adjustments;
    iv.   quantity discounts;
    v.   amounts accrued or paid for chargebacks and rebates (including non-government and government rebates, such as Medicaid and Medicare rebates);
    vi.   amounts accrued or refunded due to rejected, spoiled, damaged, outdated, short-dated, or returned products;
    vii.   sales and other excise taxes and duties or similar governmental charges levied on such sale; and
    viii. freight, shipment and transportation costs incurred in distributing products to a third party purchaser.

(e) Seller and/or its agents or representatives shall be entitled to audit the records of Buyer and its computation of royalties payable to Seller under paragraph (a) of this section at least once annually. Seller shall give at least fifteen (15) business days' notice of its desire to conduct such audit. If the amount of royalties payable to Seller under paragraph (a) of this section for the period under audit are determined to be greater than the amount remitted to Seller for such period by at least two (2) percent, then Buyer shall bear and promptly remit to Seller the fees and costs of such audit, including the fees and expenses of Seller's agents and/or representatives.

8. <u>Seller's Representations and Warranties</u>. Seller warrants and represents to Buyer that:

   a. Seller is a corporation duly organized and in good standing under the laws of the State of Delaware.

   b. Seller has all requisite power and authority necessary to enter into this Agreement, and the execution of this Agreement has been duly approved by all necessary corporate or shareholder action.

   c. The execution and performance of this Agreement does not conflict with any other agreement, instrument or understanding, oral or written, to which Seller or any of its affiliates or related companies is or will become a party.

   d. No approval by any government authority or agency is required in order for Seller to transfer the Assets to Buyer as set forth herein.

   e. To Seller's knowledge, the Assets, including the Patents, are not subject to any existing or threatened rights of others, licenses, claims, causes of action, litigation, judgments, or injunctions.

   f. The Assets, including the Patents, are not subject to any liens, security interests or encumbrances, and will remain free of any liens, security interests and encumbrances through the Closing.

   g. Seller is the sole owner of the Assets and all rights therein, and the approval of no other person or entity is necessary or required to transfer 100% ownership of the Assets to Buyer.

   h. Seller has, or will during Buyer's Due Diligence, disclose to Buyer all material information relating to the Assets, including but not limited to the Patents.

   i. To Seller's knowledge, the Assets were developed in compliance with all applicable laws and regulations.

   j. All information furnished to Buyer hereunder or as part of Buyer's Due Diligence is, in all material respects, true and correct.

   k. Seller has retained no broker or other commission agent in connection with the transactions contemplated by this Agreement.

   l. Dr. Faulk, as an officer and principal stockholder of Seller has consented to this Agreement, including the transfer of any Assets in which Dr. Faulk was the inventor.

9. <u>Improvements.</u> .

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9. Improvements. .

    a. Buyer is free to make improvements, modifications or variations of the inventions, methods, apparatuses, or technology described in the Assets or related know-how or trade secrets transferred to Buyer hereunder (collectively, the "Improvements"), and to use the Improvements on its own behalf subject to Buyer's obligation to pay royalties to Seller pursuant to Section 7(c) of this Agreement.

    b. The Assets transferred to Buyer pursuant to this Agreement shall revert in their entirety to the Seller without any obligation to Buyer in the event of (i) any material breach of this Agreement by Buyer, upon five days written notice of such breach and the Buyer shall have the right to cure any such breach within thirty days of such notice, (ii) Buyer's bankruptcy, (iii) Buyer's failure to operate, (iv) Buyer's failure to timely develop the technology set forth in the Assets, know-how or trade secrets transferred to Buyer pursuant to this Agreement, or (v) Buyer's failure to file timely all applicable Current Public Information set forth in Section (c) of Rule 144 promulgated under the Securities Act of 1933. Upon any such reversion, the Buyer shall execute and deliver to Seller such agreements, deeds, certificates or other instruments of conveyance, transfer and assignment as shall be necessary, in the opinion of Seller or its counsel, to vest and transfer good and marketable title to the Assets in Seller.

10. **Buyer's Representations and Warranties**. Buyer warrants and represents to Seller that:

    a. Buyer is a corporation duly organized and in good standing under the laws of the State of Nevada.

    b. Buyer has all requisite power and authority necessary to enter into this Agreement and to perform the obligations and covenants to be performed by it under this Agreement , and the execution of this Agreement has been duly approved by all necessary corporate and shareholder action.

    c. The execution and performance of this Agreement does not conflict with any other agreement, instrument or understanding, oral or written, to which Buyer or any of its affiliates or related companies is or will become a party.

    d. All information furnished to Seller hereunder or as part of Seller's pre-Closing investigation of Buyer, including without limitation the unaudited financial statements of Buyer for the quarter ended March 31, 2015, when delivered, is or will be in all material respects true and correct.

    e. The authorized capital stock of Buyer consists of (i) 100,000,000 shares of common stock of which 6,457,500 shares are issued and outstanding, (ii) 10,000,000 shares of preferred stock of which no shares are issued and outstanding. No shares of Buyer's common or preferred stock are held in treasury by Buyer or any subsidiary or affiliate of Buyer. There are no securities of Buyer which are issued and outstanding that are convertible into or exchangeable for any capital stock of Buyer, including without limitation, stock options, warrants, stock rights or like or similar securities.

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f. . The shares of common stock to be delivered to Seller hereunder are duly authorized, and upon issuance, will be validly issued, fully paid and non-assessable.

g. The shares of common stock to be delivered to Seller pursuant to Section 7 of this Agreement are part of a class of stock registered under Section 12 of the Securities Exchange Act of 1934.

h. Buyer has retained no broker or other commission agent in connection with the transactions contemplated by this Agreement.

11. <u>Seller's Indemnity</u>. . Subject to Buyer's performance of all of its obligations under this Agreement, Seller agrees to indemnify and holds harmless Buyer, its affiliates and subsidiaries, directors, officers, employees and agents from and against any claims, losses, expenses, damages, costs (including attorney's fees) that Buyer incurs as a result of: (i) a breach of Seller's warranties and representations or covenants hereunder, (ii) claims against Buyer for liabilities and/or obligations of Seller, other than those to be paid by Buyer under this Agreement and/or (iii) claims against the Assets conveyed to Buyer hereunder arising before the Closing. No claim for indemnification may be made against the Seller or any of its officers, directors, shareholders, employees, agents or assigns unless such claim(s) exceed $25,000 in total and then any amounts owed by Seller to Buyer hereunder shall be made to Buyer; provided, however, that no claim may be made in any event after twelve (12) months from the date of Closing.

12. <u>Buyer's Indemnity</u>. Buyer agrees to indemnify and holds harmless Seller, its affiliates and subsidiaries, directors, officers, employees and agents from and against any claims, losses, expenses, damages, costs (including attorney's fees) that Seller incurs as a result of: (i) a breach of Buyer's warranties and representations or covenants hereunder, and/or (ii) claims arising from the business operations or development activities of Buyer, or sales, marketing or distribution of any products by Buyer or use of any of the Assets or Improvements by Buyer after the Closing.

13. <u>Conditions Precedent.</u> All obligations of Buyer under this Agreement are subject to the fulfillment or satisfaction, prior to or at the Closing, of each of the following conditions precedent, any of which may be waived by Buyer in its sole and absolute discretion:

a. All representations and warranties of Seller being true and correct in all material respects at the Closing.

b. Seller having complied with and performed all of its obligations and conditions required by this Agreement.

c. Delivery by Seller to Buyer of applicable Seller's files, data, research materials, and other documentation relating to the Assets;

d. Delivery by Seller to Buyer of duly executed copies of assignments and transfer of ownership of each Patent and other intellectual property (i.e., copyrights, trademarks, service marks, etc.) from Seller to Buyer consistent with this Agreement, in form acceptable to Seller to evidence the change of ownership on the records of the applicable patent or government office.

e. Delivery by Seller to Buyer of such other duly executed agreements, deeds, certificates or other instruments of conveyance, transfer and assignment as shall be necessary, in the reasonable opinion of Buyer, to vest and transfer good and marketable title to the Assets in Buyer.

f. Buyer having completed Due Diligence and Buyer's satisfaction with the results of Due Diligence, in Buyer's sole discretion.

g. All representations and warranties of Buyer being true and correct in all material respects at the Closing.

h. Buyer having complied with and performed all of its obligations and conditions required by this Agreement.

i. All periodic filings, proxy materials and reports required to be made by Buyer or any predecessor with the Securities and Exchange Commission under the Federal securities laws shall have been duly filed and true and correct as of the date thereof.

14. <u>Non-Compete; Non-Circumvention.</u> Neither Seller nor the shareholders of Seller will engage in activities competitive with the Assets transferred to Buyer hereunder, or will act in any way that circumvents or diverts a business activity of Buyer relating to the Assets, for a period of three (3) years commencing with the Closing.

15. <u>Press Releases and Public Notices.</u> Buyer, unless required by law or upon the advice of counsel to comply with disclosure laws, shall make no press release or other public notice of this Agreement or the transactions contemplated herein without the express consent of Seller, which shall not be unreasonably withheld. Buyer shall provide Seller with a draft of any such press release or other public notice at least 48 hours in advance of the anticipated distribution or filing date and Seller shall review such draft and provide Buyer with any comments thereon with said 48 hour period. If Seller indicates that it has no comments on the draft press release or other public notice or fails to response to Buyer within said 48 hour period, Buyer shall be free to disseminate and/or file such press release or other public notice.

16. <u>Invalidity of Provisions; Survival.</u> If any of the provisions of this Agreement shall be determined to be invalid under the laws of any applicable jurisdiction, such invalidity shall not invalidate all of the provisions of this Agreement, but rather the Agreement shall be construed insofar as the laws of that jurisdiction are concerned as not containing invalid or contravening provisions, and the rights and obligations of the parties shall otherwise be enforced to the fullest

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extent possible. The provisions of paragraphs 5, 7, 8, 9, 10, 11, 12,14, 16, 17, and 18 of this Agreement shall survive Closing and remain in effect thereafter.

17. <u>Governing Law; Dispute Resolution</u>. This Agreement shall be governed by and interpreted in accordance with the internal laws of the State of Delaware applicable to contracts entered into and wholly performed therein, without regard to its conflict of law principles. The parties agree that any and all disputes arising hereunder shall be submitted to binding arbitration, before a single arbitrator experienced in the type of dispute, in accordance with the rules and regulations of JAMS or its legal successor in effect at the time of Arbitration. The arbitration award in any such arbitration may be confirmed by any court of competent jurisdiction in the State of Delaware. Any such arbitration shall take place in Chicago, IL if Seller brings the matter to arbitration and in Glynn County, Georgia if Buyer brings the matter to arbitration. In the event of any such arbitration, the prevailing party shall be awarded its costs and reasonable attorney's fees as part of the award.

The parties hereto acknowledge and agree that each of them would be irreparably damaged if any provision of this Agreement is not performed and that any breach of this Agreement by either party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other remedy to which either party may be entitled, at law or in equity, each party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent a breach or any threatened breach of any of the provisions of this Agreement, without posting bond or other undertaking.

18. <u>Notice</u>. Notices to the parties shall be sent by certified mail, return receipt requested, by hand delivery, or by overnight mail with delivery confirmation, to the addresses contained on the first page of this Agreement, or such other address as a party may advise the other in writing. Notice by certified mail shall be deemed to be received on the date the return receipt is signed, notice by hand delivery shall be deemed to be received on the date of delivery with signature confirmation of receipt, and notice by overnight mail shall be deemed to be received on the date of delivery confirmation.

19. <u>Taxes</u>. No party to this Agreement has made any representation to the other regarding the tax consequences of this Agreement or of any action contemplated by this Agreement.

20. <u>Confidentiality.</u> The terms of this Agreement shall be confidential and shall not be disclosed by either party, except to their representatives for purposes of carrying out the transaction contemplated hereunder, or except as required by law.

21. <u>Entire Understanding.</u> This Agreement constitute the entire understanding between the parties with respect to the subject matter hereof and supersedes all prior negotiations, discussion and preliminary agreements. This Agreement may not be amended except in writing executed by the parties hereto. Either party's failure to enforce any provision or provisions of this Agreement shall not in any way be construed as a waiver of any other provision or provisions of

this Agreement, or prevent such party from thereafter enforcing each and every provision of this Agreement, including the same provision with respect to subsequent events.

22. Expenses. Except as otherwise provided in this Agreement, each party shall bear its respective costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated therein, including all fees and expenses of their respective counsel, accountants and other agents.

23. Counterparts. This Agreement may be executed in any number of counterparts and by facsimile or by electronic signature (e.g., as a .pdf file), and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first written above.

FAULK PHARMACEUTICALS, INC.   PANTHER BIOTECHNOLOGY, INC.

By: _____   By: _____
    William M. Halderson   Evan Levine
Its: ___President___   Its: ___CEO___

Exhibit A – Faulk Pharmaceutical Patents

Faulk Pharmaceuticals Inc. — United States Patents				
Country	Number	Title	Date of Issue	Group
United States	7001991	Targeted Delivery of Bio-Affecting Compounds for the Treatment of Cancer	Feb. 21, 2006	1
United States	7101842	Targeted Delivery of Drugs for the Treatment of Parasitic Infections	Sept. 5, 2006	4
United States	7417023	Targeted Delivery of Bio-Affecting Compounds for the Treatment of Cancer	Aug. 8, 2008	1
United States	8183208	Targeted Delivery of Drugs for the Treatment of Viral Infections	May 22, 2012	3

Faulk Pharmaceuticals Inc. — International Patents				
Country	Number	Title	Date of Issue	Group
Australia	[illegible]	Targeted Delivery of Drugs for the Treatment of Viral Infections	Mar. 24, 2011	2
Australia	AU2004202624	Substantially Homogeneous Bio-Affecting Material Having a Pre-Determined Ratio of Bioaffecting Component to Cell Targeting Component, the Method for Making Such a Material and the Method of Its Use	Aug. 25, 2011	2
Canada	CA2447335	Targeted Delivery of Drugs for the Treatment of Viral Infections	Jan. 4, 2011	3
Canada	CA2447391	Substantially Homogeneous Bio-Affecting Material Having a Pre-Determined Ratio of Bioaffecting Component to Cell Targeting Component, the Method for Making Such a Material and the Method of Its Use	May 2, 2012	2
China	ZL02814240.3	Substantially Homogeneous Bio-Affecting Material Having a Pre-Determined Ratio of Bioaffecting Component to Cell Targeting Component, the Method for Making Such a Material and the Method of Its Use	Mar. 28, 2007	2
China	ZL02814241.1	Targeted Delivery of Drugs for the Treatment of Viral Infections	Mar. 5, 2008	3
European	EP1385273	Targeted Delivery of Drugs for the Treatment of Viral Infections	Jul. 19, 2006	3
European	EP1414299	Method for Making a Homogeneous Doxorubicin - Transferrin Conjugate	May 4, 2011	2
France	FR1385273	Targeted Delivery of Drugs for the Treatment of Viral Infections	Jul. 19, 2006	3
France	FR1414299	Method for Making a Homogeneous Doxorubicin - Transferrin Conjugate	May 4, 2011	2
Germany	DE60330938.0	Method for Making a Homogeneous Doxorubicin - Transferrin Conjugate	May 4, 2011	2
Germany	DE60213232	Targeted Delivery of Drugs for the Treatment of Viral Infections	Jul. 28, 2007	3
Great Britain	GB1385273	Targeted Delivery of Drugs for the Treatment of Viral Infections	Jul. 19, 2006	3
Great Britain	GB1414299	Method for Making a Homogeneous Doxorubicin - Transferrin Conjugate	May 4, 2011	2
Hong Kong	1067492	Method for Making a Homogeneous Doxorubicin - Transferrin Conjugate	Aug. 19, 2011	2
India	223673	A Method for Making a Conjugate Having a Predetermined Drug Protein Ratio	Sept. 19, 2008	2
India	227962	Substantially Homogeneous Bio-Affecting Material Having a Pre-Determined Ratio of Bioaffecting Component to Cell Targeting Component, the Method for Making Such a Material and the Method of Its Use	Jan. 27, 2009	3
Italy	1414299	Substantially Homogeneous Bio-Affecting Material Having a Pre-Determined Ratio of Bioaffecting Component to Cell Targeting Component, the Method for Making Such a Material and the Method of Its Use	Aug. 25, 2011	2
Italy	1385273	Targeted Delivery of Drugs for the Treatment of Viral Infections	Jul. 19, 2006	3